UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month June  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐   No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Inside Information, dated June 14, 2023	4

Grifols,S.A. AvingudadelaGeneralitat152-158 08174SantCugatdelVallès Barcelona-ESPAÑA Tel.[34]935710500 Fax[34]935710267 www.grifols.com

Pursuanttotheprovisionsofarticle226oftheLaw6/2023,ofMarch17,onSecuritiesMarkets andInvestmentServicesGrifols,S.A.(“Grifols” orthe“Company”)herebyinformsaboutthe following INSIDEINFORMATION Grifols,asthelargestshareholderofShanghaiRAAS("SR"),hassentanoticetothelatter informingthemthattheyareplanningmajormattersinvolvingchangesintheshareholding structureofSR.Asoftoday,thismatterisstillintheplanningstageandthere'scertain uncertainty. Uponsatisfactoryclosingofthedeal,Grifolsisexpectedtoreceive$1.5bnandremaintobea significantshareholderofSR. Grifolswillcontinuouslyfollowsubsequentdevelopmentsandperformtheinformation disclosureobligationinaccordancewiththerelevantprovisions. InBarcelona,on14June2023 NuriaMartínBarnés SecretarytotheBoardofDirectors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  June 14, 2023